IPSEN
Innovation for patient care

RECEIVED
2009 MAY -6 A 9:59
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

12g-3-2(b) Exemption
File N°.82-34953

[redacted]

09046131

30th April 2009

SUPPL

Dear Sir or Madam,

Enclosed is information Ipsen:

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g-3-2 of the Securities Exchange Act of 1934; as amended (the ***Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that Ipsen is subject to the Exchange Act.

Yours sincerely,

Claire Giraut
Executive Vice President,
Chief Financial Officer

Joint Press Release

RECEIVED

2009 MAY -6 A 9:09

FDA approves Dysport™ for therapeutic and aesthetic uses

- **Ipsen's abobotulinumtoxinA approved simultaneously for the treatment of both cervical dystonia and glabellar lines under a single trade name, DYSPORT™**
- **Major strategic milestone achieved for both Medicis and Ipsen**
- **Medicis to launch DYSPORT™ (abobotulinumtoxinA) for glabellar lines within the next 30 to 60 days**
- **Ipsen to launch DYSPORT™ (abobotulinumtoxinA) for cervical dystonia during the second half of 2009**

SCOTTSDALE, Arizona and PARIS, France— April 30, 2009— Medicis (NYSE:MRX) and Ipsen (Euronext:IPN) today announced the U.S. Food and Drug Administration's (FDA) approval of the Biologics License Application (BLA) for DYSPORT™ (abobotulinumtoxinA), an acetylcholine release inhibitor and a neuromuscular blocking agent. The approval includes two separate indications, the treatment of cervical dystonia to reduce the severity of abnormal head position and neck pain, and the temporary improvement in the appearance of moderate to severe glabellar lines in adults younger than 65 years of age. Reloxin®, which was the proposed U.S. name for Ipsen's botulinum toxin product for aesthetic use, will be marketed under the name of DYSPORT™. Ipsen will market DYSPORT™ in the United States for the therapeutic indication (cervical dystonia), while Medicis will market DYSPORT™ in the U.S. for the aesthetic indication (glabellar lines). Additionally, DYSPORT™ is differentiated from other marketed botulinum toxin products with the unique name abobotulinumtoxinA.

"We are extremely pleased to announce FDA's approval of DYSPORT™," said **Jonah Shacknai, Chairman and Chief Executive Officer of Medicis**. *"Medicis and Ipsen have been diligent in efforts with FDA to achieve this goal. DYSPORT™ was evaluated for the treatment of glabellar lines in robust clinical studies, which included approximately 2,900 patients at more than 80 clinical study sites.[1] We are excited to be entering the market for the most popular nonsurgical cosmetic procedure in the U.S.[2], and anticipate being highly competitive. We believe physicians and their patients will appreciate the benefits of this new product offering. Additionally, we are grateful to our colleagues at Ipsen, who have worked tirelessly alongside the Medicis team to make this approval possible, and to our shareholders, who have supported our efforts with eagerness and patience. We look forward to continuing our strong partnership as we endeavor to maximize the commercial success of DYSPORT™."*

Jean-Luc Bélingard, Chairman and Chief Executive Officer of Ipsen, said: *"The approval of our DYSPORT™ BLA by the FDA for both therapeutic and aesthetic indications is the fruit of hard work and efficient organization of both the Ipsen and Medicis teams. We are proud to have closely collaborated with the FDA on the labeling and Risk Evaluation and Mitigation Strategy (REMS) for increased patient safety awareness in the use of DYSPORT™. DYSPORT™ represents an important new treatment option for patients suffering from cervical dystonia, and we hope to capitalize on our successful therapeutic focus worldwide to build as strong a position in the U.S."* Jean-Luc Bélingard concluded, *"Today marks a major strategic milestone in our history, being now in a position to effectively market four products in the U.S., whilst benefiting from Medicis' presence in the fast-growing aesthetic market."*

IPSEN
Innovation for patient care

MEDICIS

The REMS for DYSPORT™ is designed to help prevent medication errors related to the lack of interchangeability of DYSPORT™ with other marketed botulinum toxin products, and ensure that the potential benefits of treatment with DYSPORT™ outweigh any potential risk of the spread of toxin effect beyond the injection site. The labeling for DYSPORT™ also contains a boxed warning about the potential distant spread of DYSPORT™ and all botulinum toxin products.

Ipsen anticipates launching DYSPORT™ for the treatment of cervical dystonia in the U.S. during the second half of 2009. Furthermore, in terms of post-marketing commitments for DYSPORT™ (abobotulinumtoxinA), Ipsen is notably committed to perform clinical studies in children and adults with spasticity.

In March 2006, Ipsen granted Medicis the rights to develop, distribute and commercialize Ipsen's botulinum toxin product for aesthetic use by physicians in the U.S., Canada and Japan. In accordance with the agreement, Medicis will now pay Ipsen approximately $75 million as a result of the approval by FDA. Ipsen will receive a royalty based on sales and a supply price, the total of which is equivalent to approximately 30% of net sales as defined under the agreement.

Medicis anticipates shipping DYSPORT™ for aesthetic use in the U.S. during the next 30 to 60 days. During that time, Medicis will complete the training of its aesthetic sales force. McKesson will serve as the U.S. distributor of DYSPORT™ for aesthetic use. Ipsen will manufacture and provide the product to Medicis for the term of the agreement, which extends until December 2036.

DYSPORT™ for the aesthetic indication will be available in the U.S. to patients through licensed practitioners. Physicians in the U.S. may place orders for DYSPORT™ for the aesthetic indication by calling McKesson directly at 1-877-520-0500.

DYSPORT™ Important Safety Information

The effects of DYSPORT™ and all botulinum toxin products may spread from the area of injection to produce symptoms consistent with botulinum toxin effects. These symptoms have been reported hours to weeks after injection. Swallowing and breathing difficulties can be life threatening, and there have been reports of death. The risk of symptoms is probably greatest in children treated for spasticity, but symptoms can also occur in adults, particularly in those patients who have underlying conditions that would predispose them to these symptoms.

Immediate medical attention may be required in cases of respiratory, speech or swallowing difficulties.

The dosing units of DYSPORT™ are not the same as other botulinum toxin products and therefore are not interchangeable with other preparations of botulinum toxin products.

DYSPORT™ should be administered in accordance with the labelling instructions, and the recommended dosage and frequency of administration should not be exceeded.

Patients with a neuromuscular disorder of the nerve-muscle junction may be at increased risk of side effects.

Caution should be exercised when administering DYSPORT™ to patients who have surgical changes to their faces, drooping eyelid folds, deep facial scars, or thick oily skin.

Patients receiving treatment of Dysport™ while already being treated with aminoglycosides or other agents interfering with neuromuscular transmission (e.g., curare-like agents or

muscle relaxants) should be observed closely for symptoms consistent with botulinum toxin effects.

Patients should not have DYSPORT™ treatment if the proposed injection site is infected or if they are allergic to any botulinum toxin preparation or to any of its ingredients.

DYSPORT™ should not be used in children or pregnant women.

The most common side effects associated with the treatment of the glabellar lines are nose and throat irritation, headache, injection site pain, injection site skin reaction, upper respiratory tract infection, eyelid swelling, eyelid drooping, sinus inflammation, and nausea.

The most common side effects associated with the treatment of cervical dystonia are muscular weakness, difficulty in swallowing, dry mouth, injection site discomfort, fatigue, headache, neck pain, musculoskeletal pain, hoarseness, injection site pain, and eye disorders.

The Full Prescribing Information and Patient Medication Guide will be available at www.fda.gov.

To report SUSPECTED ADVERSE REACTIONS, call 1-877-397-7671 or FDA at 1-800-FDA-1088 or www.fda.gov/medwatch.

About the Aesthetic Market

According to the American Society for Aesthetic Plastic Surgery, over 10 million cosmetic procedures were performed in the U.S. in 2008, 83% of which represented nonsurgical procedures.[2] Injections of botulinum toxin type A have been the number one nonsurgical cosmetic procedure for the past five years, with over 2.4 million total procedures in 2008 alone.[2] The U.S. aesthetic market for botulinum toxin type A is estimated to be approximately $300 million to $400 million.[3]

About Cervical Dystonia

Cervical dystonia is an orphan condition in the U.S. affecting approximately 125,000 people.[4] It is a chronic and painful condition characterized by neck muscles contracting involuntarily, which causes abnormal movements and awkward posture of the head and neck. Symptoms usually begin in people age 40 years or older, and women are more commonly affected by the condition than men.[5]

About DYSPORT™ (abobotulinumtoxinA)

The active substance in DYSPORT™ is a botulinum neurotoxin type A complex, which acts at the level of the neuromuscular junction in the targeted muscle. DYSPORT™ is a neuromuscular blocking toxin which acts to block acetylcholine release at motor nerve ends and reduces muscular spasm.

Used in patient care in the United Kingdom since 1991, DYSPORT™ has marketing authorizations in 76 countries for therapeutic use and in 27 countries for aesthetic use. Patient exposure is estimated to be above two million single treatment cycles, representing more than 600,000 patients year of treatment.

DYSPORT™ was initially developed and subsequently approved in many markets around the world, outside the U.S., for the treatment of movement disorders such as cervical dystonia (spasmodic torticollis), blepharospasm (involuntary eye closure), hemifacial spasm and various forms of muscle spasticity, including post-stroke arm spasticity, spasticity of the lower limbs (calf) in adults and children with cerebral palsy. It was later developed for the treatment of a wide variety of neuromuscular disorders and aesthetic medicine.

About Medicis

Medicis is the leading independent specialty pharmaceutical company in the United States focusing primarily on the treatment of dermatological and aesthetic conditions. Medicis is dedicated to helping patients attain a healthy and youthful appearance and self-image. Medicis has leading branded prescription products in a number of therapeutic and aesthetic categories. Medicis' products have earned wide acceptance by both physicians and patients due to their clinical effectiveness, high quality and cosmetic elegance.

Medicis' products include the brands RESTYLANE® (hyaluronic acid), PERLANE® (hyaluronic acid), DYNACIN® (minocycline HCl), LOPROX® (ciclopirox), PLEXION® (sodium sulfacetamide 10% and sulfur 5%), SOLODYN® (minocycline HCl, USP) Extended Release Tablets, TRIAZ® (benzoyl peroxide), LIDEX® (fluocinonide) Cream 0.05%, VANOS® (fluocinonide) Cream 0.1%, ZIANA® (clindamycin phosphate 1.2% and tretinoin 0.025%) Gel, BUPHENYL® (sodium phenylbutyrate) Tablets and Powder, AMMONUL® (sodium phenylacetate and sodium benzoate) Injection 10%/10%, the LIPOSONIX®[6] system and the over-the-counter brand ESOTERICA®.

For more information about Medicis, please visit the Company's website at www.Medicis.com. Printed copies of Medicis' complete audited financial statements are available free of charge upon request.

NOTE: Full prescribing information for any of Medicis' prescription products is available by contacting Medicis. RESTYLANE® and PERLANE® are trademarks of HA North American Sales AB, a subsidiary of Medicis Pharmaceutical Corporation. All other trademarks are the property of their respective owners.

About Ipsen

Ipsen is an innovation-driven international specialty pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,200. Its development strategy is based on a combination of specialty products, which are growth drivers, in targeted therapeutic areas (oncology, endocrinology and neurology), and primary care products which contribute significantly to its research financing. The location of its four Research & Development centres (Paris, Boston, Barcelona, London) and its peptide and protein engineering platform give the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. More than 800 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. This strategy is also supported by an active policy of partnerships. In 2008, Research and Development expenditure was about €183 million, close to 19% of consolidated sales, which amounted to €971 million while total revenues exceeded €1 billion. Ipsen's shares are traded on Segment A of Euronext Paris (stock code: IPN, ISIN code: FR0010259150). Ipsen's shares are eligible to the "Service de Règlement Différé" ("SRD") and the Group is part of the SBF 120 index. For more information on Ipsen, visit our website at www.Ipsen.com.

Ipsen Forward-Looking Statements

The forward-looking statements, objectives and targets contained herein are based on the Group's management strategy, current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. These objectives or Forward-Looking Statements are based on data and assumptions regarded as reasonable by the Group. These targets depend on conditions or facts likely to happen in the future, and not exclusively on historical data. Actual results may depart significantly from these targets given the occurrence of certain risks and uncertainties. The Group does not commit nor gives any guarantee that it will meet the targets mentioned above. The Group expressly disclaims any obligation or undertaking to update or revise any forward looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. The Group's business is subject to the risk factors outlined in its registration documents filed with the French *Autorité des Marchés Financiers*.

Medicis Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act. All statements included in this press release that address activities, events or developments that Medicis expects, believes or anticipates will or may occur in the future are forward-

looking statements. Forward-looking statements can often be identified by words such as "anticipates," "expects," "intends," "plans," "predicts," "believes," "seeks," "estimates," "may," "will," "should," "would," "could," "potential," "continue," "ongoing," similar expressions, and variations or negatives of these words. Examples of such forward-looking statements include, but are not limited to, the anticipation of being highly competitive in the botulinum toxin market, the belief that physicians and their patients will appreciate the benefits of the new product offering and the anticipated launch date of DYSPORT™. These statements are based on certain assumptions made by Medicis based on its experience and perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. No assurances can be given, however, that these activities, events or developments will occur or that such results will be achieved. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Medicis. Several of these risks are outlined in Medicis' most recent annual report on Form 10-K for the year ended December 31, 2008, and other documents Medicis files with the Securities and Exchange Commission. Forward-looking statements represent the judgment of Medicis' management as of the date of this release, and Medicis disclaims any intent or obligation to update any forward-looking statements contained herein, which speak as of the date hereof.

----

[1] Investigator and subject count specific to glabellar lines clinical studies only
[2] American Society for Aesthetic Plastic Surgery, Cosmetic Surgery National Data Bank Statistics, 2008
[3] Competitor company reports
[4] Saunders-Pullman R *et al.* (2005) A new screening tool for cervical dystonia. *Neurology* **64**: 2046–2049
[5] Dystonia Medical Research Foundation: www.dystonia-foundation.org
[6] The LIPOSONIX® system is currently not approved for sale or use in the U.S.

# # #

For further information:

Ipsen

Media

Didier Véron
Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 58 33 51 16
Fax: +33 (0)1 58 33 50 58
E-mail: didier.veron@ipsen.com

Financial Community

David Schilansky
Investor Relations Officer
Tel.: +33 (0)1 58 33 51 30
Fax: +33 (0)1 58 33 50 63
E-mail: david.schilansky@ipsen.com

Pierre Kemula
Investor Relations Manager
Tel.: +33 (0)1 58 33 60 08
Fax: +33 (0)1 58 33 50 63
E-mail: pierre.kemula@ipsen.com

Medicis

Kara Stancell
Executive Director, Investor Relations & Corporate Communications
Tel: (480) 291-5854
E-mail: kstancell@medicis.com

IPSEN
Innovation for patient care

Press release

Ipsen's first quarter 2009 sales and financial outlook for the full year

- **Sound quarter overall: +7.3% drug sales growth at constant currency**
  - **Good growth in speciality care: +10.6% at constant currency**
    - **Endocrinology sales up 32.5% at constant currency, or 17.2% excluding North America**
  - **Sales in North America doubled year-on-year, in line with expectations**
  - **Actions taken: sales volume in Eastern Europe back on track since March**
- **Bayer dispute settled, enhanced profitability objectives**
- **Solid 2009 financial objectives**
- **Strong net cash position prospects**

Paris (France), 28 April 2009 - Ipsen (Euronext: IPN) reported today its sales for the first quarter 2009.

First quarter 2009 unaudited IFRS consolidated sales

(in million euros)	*2009*	*2008*	*% variation*	*% variation at constant currency*
SALES BY REGION				
Major Western European countries	138.7	134.8	*2.9%*	*4.2%*
Other European countries	50.8	60.1	*(15.5)%*	*(15.3)%*
North America	7.8	1.1	*n.m.*	*n.m.*
Rest of the world	54.5	42.8	27.3%	24.5%
Group Sales	**251.8**	**238.9**	***5.4%***	***5.8%***
SALES BY PRODUCT				
Specialist Care	143.8	132.9	*8.2%*	*10.6%*
Primary care	98.9	94.5	*4.7%*	*2.8%*
Total Drug Sales	**242.8**	**227.4**	***6.8%***	***7.3%***
Drug-related Sales[1]	**9.0**	**11.5**	***(21.5)%***	***(23.2)%***
Group Sales	**251.8**	**238.9**	***5.4%***	***5.8%***

[1] Drug related sales correspond to sales of active substances and raw materials (eg Ginkgo Biloba extract, EGb 761®) and are subject to a high volatility from one quarter to another, making comparisons more difficult.

Commenting on the first quarter 2009 sales performance, **Jean-Luc Bélingard, Chairman and Chief Executive Officer of Ipsen** said: *"Our first quarter performance demonstrates the relevance of our strategy to reinforce our specialty care positioning. Ipsen still outpaces the overall market growth thanks notably to the strength of its US endocrinology and neurology platforms. Furthermore, we are in the final stages of discusions with the FDA for Dysport®, that will reinforce our North American growth engine once Dysport® is approved."* Jean-Luc Bélingard added: *"The vast majority of our markets has shown continued solid growth during the quarter. We have actively resolved the situation of our distribution channels in Eastern Europe - impacted earlier in the year by currency devaluations – and volume output there has now resumed. We have also adopted a pragmatic and hands-on approach allowing to swiftly resolve our dispute with Bayer, thereby further strengthening our expectations of a solid cash-flow in 2009."* Jean-Luc Bélingard concluded: *"From that strong base, we will continue to tightly monitor our cost structure in the current demanding environment, enhancing our profitability, whilst aggressively seeking to maximize our growth opportunities both internally and externally."*

First quarter 2009 sales highlight

Consolidated Group sales reached €251.8 million up 5.4% year-on-year or 5.8% excluding foreign exchange impacts.

Excluding foreign exchange impacts, **drug sales grew by a solid 7.3%**, fuelled by the strong growth in the Group's endocrinology franchise, up 32.5%. This solid performance overall reflects the full consolidation of the Group's US sales and the good pick-up of its Eastern European business after a slow start earlier in the year linked to the disruption in its local distribution channels following the strong devaluation of their currencies.

For the first quarter 2009, sales generated in the **Major Western European** countries amounted to €138.7 million, up 2.9% year-on-year and up 4.2% excluding foreign exchange impacts, fuelled by robust sales in all countries despite difficult market conditions. This strong performance was partly offset by currency movements in the United Kingdom, where growth excluding foreign exchange impacts reached 16.0%.

For the first quarter 2009, sales generated in the **Other European countries** reached €50.8 million, down 15.5% year-on-year, or down 15.3% year-on-year excluding foreign exchange impacts. On March 2, 2009, the Group had disclosed a slow start to its first quarter sales in certain **Eastern European countries** - where the Group mostly sells its products in euros - as distribution channels were disrupted by the steep decline of local currencies against the Euro. Consequently, the Group has successfully negotiated new business terms with its distributors resulting in the resumption of its sales trends. As a result, in March, sales volumes were back on track, notably in Russia and Romania, two of the Group's most important Eastern European markets. The Group's actions have therefore allowed to partly mitigate the impacts of currency devaluations, which amounted on average to 25% over the last 6 months.

For the first quarter 2009, sales generated in **North America** reached €7.8 million, up from €1.1 million a year earlier, reflecting the full consolidation of the Group's US acquisitions since October 2008. On a comparable basis, sales have approximately doubled year-on-year, to $10.1 million. This performance was mainly driven by Somatuline®, launched in the first quarter 2008. Increlex® continued its penetration, with sales up 72.4% year-on-year excluding foreign exchange impacts, benefiting from an increased Statements of Medical Necessity ("SMN"), up to 184 in the first quarter 2009 from 154 a year earlier.

For the first quarter 2009, sales generated in the **Rest of the World** reached €54.5 million, up a strong 27.3% year-on-year, or up 24.5% year-on-year excluding foreign exchange impacts, fuelled by sustained growth in China, Algeria and Brazil.

Sales of **specialist care products** reached €143.8 million, up 8.2% year-on-year or 10.6% excluding foreign exchange impacts, representing 57.1% of the Group's consolidated sales, against 55.6% a year earlier. Sales of **primary care products** reached €98.9 million, up 4.7% year-on-year, or 2.8% excluding foreign exchange impacts, representing 39.3% of the Group's consolidated sales, against 39.6% a year earlier.

Settlement with Bayer on royalty dispute

On October 30, 2008, the Group announced that it had come to a disagreement with Bayer as to the date of the end of the royalty paying period under their agreement dated 1985 in which Ipsen granted Bayer an exclusive licence to use and sell products whose biological activity and chemical structure is similar to that of the procoagulating proteins of human factor VIII in some geographies.

Both groups have now settled this dispute and Bayer - which had stopped paying royalties as of 26 May 2008 - will resume payments for the disputed period. Subject to the level of Bayer's Kogenate sales for the remainder of the agreed royalty-paying period, Ipsen could receive from Bayer in 2009 approximately €36 million.

2009 outlook

Thanks to the actions implemented by the Group to foster the recovery of a stabilised business flow in some Eastern European countries, and confirming robust drug sales in most of the countries where it operates, notably in the United-States, Major Western European countries and China, the Group has set the following objectives for its full year 2009, on the basis of currently available information:

- Group Drug Sales growth of 7.0% to 9.0% year-on-year excluding foreign exchange impacts;
- Other revenues[1] around €45 million which will be increased by payments received from Bayer as described above;
- An adjusted operating margin target of around 14.0%[2], which will be increased by payments received from Bayer as described above;
- A normative tax rate of between 18.0% and 20.0% of net profit from continuing operations before tax.

These financial objectives do not include any items resulting from purchase price accounting impacts related to the Group's transactions in North America

About Ipsen

Ipsen is an innovation-driven international specialty pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,200. Its development strategy is based on a combination of specialty products, which are growth drivers, in targeted therapeutic areas (oncology, endocrinology and neurology), and primary care products which contribute significantly to its research financing. The location of its four Research & Development centres (Paris, Boston, Barcelona, London) and its peptide and protein engineering platform give the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. More than 800 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. This strategy is also supported by an active policy of partnerships. In 2008, Research and Development expenditure was about €183 million, close to 19% of consolidated sales, which amounted to €971 million while total revenues exceeded €1 billion. Ipsen's shares are traded on Segment A of Euronext Paris (stock code: IPN, ISIN code: FR0010259150). Ipsen's shares are eligible to the "Service de Règlement Différé" ("SRD") and the Group is part of the SBF 120 index. For more information on Ipsen, visit our website at www.ipsen.com.

[1] Defined as the total of milestone payments received under licence agreements, royalties received from third parties and other revenue (including for example co-promotion revenues).
[2] in percentage of sales, prior to any accounting implications in connection with the purchase accounting of its acquisitions in North America.

Forward-looking statements

The forward-looking statements, objectives and targets contained herein are based on the Group's management strategy, current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. Moreover, the targets described in this document were prepared without taking into account external growth assumptions and potential future acquisitions, which may alter these parameters. These objectives are based on data and assumptions regarded as reasonable by the Group. These targets depend on conditions or facts likely to happen in the future, and not exclusively on historical data. Notably, future currency fluctuations may negatively impact the profitability of the Group and its ability to reach its objectives. Actual results may depart significantly from these targets given the occurrence of certain risks and uncertainties. The Group does not commit nor gives any guarantee that it will meet the targets mentioned above. Furthermore, the Research and Development process involves several stages each of which involve the substantial risk that the Group may fail to achieve its objectives and be forced to abandon its efforts with regards to a product in which it has invested significant sums. Therefore, the Group cannot be certain that favourable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective nature of the product concerned. The Group expressly disclaims any obligation or undertaking to update or revise any forward looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. The Group's business is subject to the risk factors outlined in its registration documents filed with the French Autorité des Marchés Financiers.

For further information:

Media

Didier Véron
Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 58 33 51 16
Fax: +33 (0)1 58 33 50 58
E-mail: didier.veron@ipsen.com

Financial Community

David Schilansky
Investor Relations Officer
Tel.: +33 (0)1 58 33 51 30
Fax: +33 (0)1 58 33 50 63
E-mail: david.schilansky@ipsen.com

Pierre Kemula
Investor Relations Manager
Tel.: +33 (0)1 58 33 60 08
Fax: +33 (0)1 58 33 50 63
E-mail: pierre.kemula@ipsen.com

IPSEN
Innovation for patient care

Comparison of consolidated sales for the first quarter of 2009 and 2008:

Sales by geographical region

Group sales by geographical region for the first quarter of 2009 and 2008 were as follows:

(in thousand euros)		2009	2008	% Variation	% variation at constant currency
France		78,229	75,759	*3.3%*	*3.3%*
Spain		15,232	14,706	*3.6%*	*3.6%*
Italy		18,803	18,043	*4.2%*	*4.2%*
Germany		16,541	16,085	*2.8%*	*2.8%*
United Kingdom		9,866	10,218	*(3.4)%*	*16.0%*
Major Western European countries		**138,671**	**134,811**	**2.9%**	**4.2%**
Other European countries		**50,831**	**60,123**	**(15.5)%**	**(15.3)%**
North America		**7,805**	**1,126**	**n.m.**	**n.m.**
Asia		28,748	24,362	*18.0%*	*11.7%*
Other countries in the rest of the world		25,735	18,441	*39.6%*	*42.9%*
Rest of the world		**54,483**	**42,803**	**27.3**	**24.5%**
Group Sales		**251,790**	**238,864**	**5.4%**	**5.8%**
of which	**Drug sales**	**242,773**	**227,371**	***6.8%***	***7.3%***
	Drug-related sales	**9,018**	**11,493**	***(21.5)%***	***(23.2)%***

For the first quarter 2009, sales generated in the **Major Western European** countries amounted to €138.7 million, up 2.9% year-on-year (first quarter 2008, €134.8 million) and up 4.2% excluding foreign exchange impacts, fuelled by robust sales in all countries. This strong performance was offset by negative foreign exchange impacts in the United Kingdom, where growth excluding foreign exchange impacts reached 16.0%. Sales in this region represented 55.1% of total sales compared with 56.4% a year earlier.

France – For the first quarter 2009, sales reached €78.2 million, up 3.3% year-on-year (first quarter 2008, €75.8 million), fuelled by good performances of Smecta®, Dysport® and Somatuline®. The relative weight of France in the Group's consolidated sales continued to decline, representing 31.1% of total Group sales against 31.7% a year earlier.

Spain – For the first quarter 2009, sales reached € 15.2 million, up 3.6% year-on-year (first quarter 2008, €14.7 million) fuelled by the double digit growth of Somatuline®, Dysport® and NutropinAq®, despite an increased competitive environment for Decapeptyl®.

Italy – For the first quarter 2009, sales reached €18.8 million, up 4.2% year-on-year (first quarter 2008, €18.0 million), driven by good growth of Somatuline®, Dysport® and NutropinAq®. Sales in Italy represented 7.5% of total Group sales against 7.6% a year earlier.

Germany – For the first quarter 2009, sales reached €16.5 million, up 2.8% year-on-year (first quarter 2008, €16.1 million). Drug sales growth exceeded 20% year-on-year with a strong performance of Decapeptyl®, Dysport® and Somatuline®. This was almost completely offset by a sharp decrease in drug-related sales (active ingredients and raw materials) - down 36.6% year

on year, compared to a strong first quarter 2008. Sales in Germany represented 6.6% of total Group sales against 6.7% a year earlier.

United Kingdom – For the first quarter 2009, sales reached €9.9 million, down 3.4% year-on-year (first quarter 2008, €10.2 million) up 16.0% excluding foreign exchange impacts with all products displaying solid volume growth.

For the first quarter 2009, sales generated in the **Other European countries** reached €50.8 million, down 15.5% year-on-year, or down 15.3% year-on-year excluding foreign exchange impacts Over the first quarter, sales in this region represented 20.2% of total consolidated Group sales, against 25.2% a year earlier. On March 2, 2009, the Group had disclosed a slow start to its first quarter sales in certain **Eastern European countries** - where the Group mostly sells its product in euros - as distribution channels were disrupted by the steep decline of local currencies against the Euro. Consequently, the Group has successfully negotiated new business terms with its distributors resulting in the resumption of its sales trends. As a result, in March, sales volumes were back on track, notably in Russia and Romania, two of the Group's most important Eastern European markets. The Group's actions have therefore allowed to mitigate the impacts of currency devaluations, which amounted on average to 25% over the last 6 months.

For the first quarter 2009, sales generated in **North America** reached €7.8 million, up from €1.1 million a year earlier, reflecting the full consolidation of the Group's US acquisitions since October 2008. On a comparable basis, sales have approximately doubled year-on-year, to $10.1 million. This performance was mainly driven Somatuline®, launched in the first quarter 2008. Increlex® continued its penetration, with sales up 72.4% year-on-year excluding foreign exchange impacts, benefiting from an increased Statements of Medical Necessity ("SMN"), up to 184 in the first quarter 2009 from 154 a year earlier.

For the first quarter 2009, sales generated in the **Rest of the World** reached €54.5 million, up a strong 27.3% year-on-year, or up 24.5% year-on-year excluding foreign exchange impacts, fuelled by sustained growth in China, Algeria and Brazil. Sales in the Rest of the World represented 21.6% of total consolidated Group sales, against 17.9% a year earlier.

Sales by therapeutic area and by product

The following table shows sales by products for the first quarter and 2009 and 2008:

(in thousand euros)		2009	2008	% Variation	% variation at constant currency
Oncology		61,376	60,800	0.9%	1.3%
of which	*Decapeptyl® (1)*	*61,375*	*60,798*	*0.9%*	*1.3%*
Endocrinology		46,810	36,463	28.4%	32.5%
of which	*Somatuline® (1)*	*32,402*	*28,402*	*14.1%*	*18.0%*
	NutropinAq® (1)	*9,341*	*7,196*	*29.8%*	*33.0%*
	Increlex® (1)	*4,706*	*270*	*n.m.*	*n.m.*
Neurology		35,662	35,629	0.1%	4.5%
of which	*Apokyn® (1)*	*1,063*		*n.m.*	*n.m.*
	Dysport® (1)	*34,599*	*35,629*	*(2.9)%*	*1.4%*
Specialist Care		**143,848**	**132,892**	**8.2%**	**10.6%**
Gastroenterology		52,013	46,621	11.6%	7.5%
of which	*Smecta®*	*29,549*	*24,573*	*20.2%*	*12.1%*
	Forlax®	*12,801*	*13,486*	*(5.1)%*	*(4.9)%*
Cognitive disorders		25,736	26,569	(3.1)%	(3.1)%
of which	*Tanakan®*	*25,736*	*26,569*	*(3.1)%*	*(3.1)%*
Cardiovascular		18,089	18,131	(0.2)%	(0.2)%
of which	*Nisis® and Nisisco®*	*12,607*	*12,625*	*(0.1)%*	*(0.1)%*
	Ginkor Fort®	*3,794*	*4,423*	*(14.2)%*	*(14.2)%*
Other Primary Care products		3,086	3,158	(2.3)%	(2.3)%
of which	*Adrovance®*	*2,183*	*1,971*	*10.8%*	*10.8%*
Primary care		**98,924**	**94,479**	**4.7%**	**2.8%**
Total Drug sales		**242,773**	**227,371**	**6.8%**	**7.3%**
Drug-related sales		**9,018**	**11,493**	**(21.5)%**	**(23.2)%**
Group Sales		**251,790**	**238,864**	**5.4%**	**5.8%**

(1) peptide-based products

For the first quarter 2009, sales of **specialist care products** reached €143.8 million, up 8.2% year-on-year (first quarter 2008, €132.9 million) or up 10.6% excluding foreign exchange impacts. Specialist care products represented 57.1% of the Group's consolidated sales against 55.6% a year earlier.

In the oncology franchise, sales of **Decapeptyl®** reached €61.4 million for the first quarter 2009, up 0.9% year-on-year, or up 1.3% excluding foreign exchange impacts, fuelled by solid growth in China, Germany and the United Kingdom. Outside Eastern Europe, where distribution channels were temporarily disrupted after the steep decline of local currencies against the Euro, Decapeptyl® sales were therefore in line with past trends. For the first quarter 2009, sales in Oncology represented 24.4% of total Group sales, against 25.5% a year earlier.

In the endocrinology franchise, sales reached €46.8 million for the first quarter 2009, up 28.4% year-on-year (first quarter 2008, €36.5 million), or up 32.5% excluding foreign exchange impacts, reflecting a good performance of all products and the full consolidation of the Group's US acquisitions. Excluding sales in North America, the Group's endocrinology franchise grew by 17.2% excluding foreign exchange impacts. For the first quarter 2009, sales in endocrinology represented 18.6% of total Group sales, against 15.3% a year earlier.

Somatuline®– For the first quarter 2009, sales reached €32.4 million, up 14.1% year-on-year (first quarter 2008, €28.4 million), or up 18.0% excluding foreign exchange impacts, fuelled by strong volume growth in Italy, Germany, Spain, Nordic countries and in the United Kingdom. In the US, Somatuline® continued to perform in line with expectations, quadrupling its sales to $3.7 million from $0.9 million a year ago.

NutropinAq® – For the first quarter 2009, sales reached €9.3 million, up 29.8% year-on-year (first quarter 2008, €7.2 million), or up 33.0% excluding foreign exchange impacts, driven by strong performance in all countries, especially in Italy, Spain, in the United Kingdom and Romania.

Increlex® – For the first quarter 2009, Increlex sales reached €4.7 million worldwide. A year ago, before the acquisition of Tercica - which had recently launched Increlex® in the US - the Group was only consolidating the European sales of the product. In the US, Increlex® continued to perform in line with expectations, up 72.4% year-on-year excluding foreign exchange impacts to $5.0 million from $2.9 million on a pro forma basis, benefiting from an increase in SMNs, up to 184 from 154 a year earlier.

In the neurology franchise, sales reached €35.7 million for the first quarter 2009, stable year-on-year, or up 4.5% excluding foreign exchange impacts. For the first quarter 2009, sales in neurology represented 14.2% of total Group sales, against 14.9% a year earlier.

Dysport® – For the first quarter 2009, sales reached €34.6 million, down 2.9% year-on-year (first quarter 2008, €35.6 million), or up 1.4% excluding foreign exchange impacts. Outside Eastern Europe, where distribution channels were temporarily disrupted after the steep decline of local currencies against the Euro, Dysport® sales growth was in line with past trends, augmented by a positive stocking effect in Brazil.

Apokyn® – Following the closing of the acquisition of its North American neurology commercial platform and the rights to market Apokyn® in the United States in July 2008, the Group booked €1.1 million in sales for the first quarter 2009, or $1.4 million. Apokyn®'s sales performance during the first quarter 2009 was partly offset by a slight reduction of the inventories of Group's US distributors in this period.

In the first quarter 2009, **Primary Care products** reached €98.9 million, up 4.7% year-on-year (first quarter 2008, €94.5 million), or up 2.8% excluding foreign exchange impacts, fuelled notably by the strong growth of Smecta® in China and France. Primary Care products represented 39.3% of the Group's consolidated sales over the period, against 39.6% a year earlier.

In gastroenterology, sales reached €52.0 million in the first quarter 2009, up 11.6% year-on-year (first quarter 2008, €46.6million), or up 7.5% excluding foreign exchange impacts notably due to a positive foreign exchange impact in China.

Smecta® – For the first quarter 2009, sales reached €29.5 million, up 20.2% year-on-year (first quarter 2008, €24.6 million), or 12.1% excluding foreign exchange impacts. This strong performance was fuelled by robust sales in China and an important epidemic of gastroenteritis in France. This good performance was partly offset by lower sales in Eastern Europe, notably in Poland as a result of consignment stocking at the end of December 2008 for local operating reasons.

Forlax® – For the first quarter 2009, sales reached €12.8 million, down 5.1% year-on-year (first quarter 2008, €13.5 million), impacted by a market slowdown in France of this class of drugs after the announcement of the launch of a generic competitor partly offset by a defensive strategy the Group put in place earlier this year. During the first quarter of 2009, France represented 77.8% of the overall sales of the product from 67.0% a year ago.

In the cognitive disorders area, sales of **Tanakan®** for the first quarter 2009 reached €25.7 million, down 3.1% year-on-year (first quarter 2008, €26.6 million), negatively impacted by a lower sales in Eastern Europe, notably in Russia after the steep decline of their currency against the Euro. Sales of Tanakan® in France represented 53.4% of total product sales compared with 50.1% a year earlier.

In the cardiovascular area, sales in the first quarter 2009 amounted to €18.1 million, flat year-on-year. In January 2009 and part of its lifecycle program, the Group announced the signature of an agreement with Novartis to co-promote its antihypertensive drug Exforge® in France. This agreement is now implemented and operational and as a consequence, **Nisis® and Nisisco®** sales reached €12.6 million, flat year-on-year.

Other primary care products sales reached €3.1 million for the first quarter 2009, against €3.2 million a year earlier, with sales of **Adrovance®** contributing to €2.2 million, up 10.8% year-on-year.

For the first quarter 2009, **drug-related sales (active ingredients and raw materials)** reached €9.0 million, down 21.5% compared to a strong first quarter 2008, which had seen strong sales of Ginkgo biloba extract (EGb 761®) in Germany and other active ingredients in Switzerland.